Filed Pursuant to Rule 424(b)(3)
Registration No. 333-138897
PROSPECTUS
350,000 Shares
Common Stock

          Community First, Inc. is offering 350,000 shares of its common stock. There is currently no public market for our common stock, and there can be no assurance that a public trading market will develop. Sales are isolated transactions and, given the small volume of trading in our common stock, may not be indicative of its present value. The most recent trade of our common stock occurred on November 20, 2006, at a price of $30 per share.
     You should consider the risks which have been described in “Risk Factors” beginning on page 6 before buying shares of our common stock.

	Per Share	Total
Public offering price	$30	$10,500,000
Proceeds, before expenses, to us	$30	$10,500,000

(1)	We expect the offering expenses to us to be approximately $50,000, including filing fees, legal and accounting fees, printing fees and other miscellaneous fees and costs.
          This offering will expire upon the earlier of the sale of all 350,000 shares of common stock or 120 days following the date on the cover of this prospectus at 5:00 p.m., central standard time, unless extended for up to 30 days by our board of directors. Our board of directors may also choose to close the offering on December 29, 2006, if not otherwise then expired, as to such number of shares as the board of directors deems necessary for us to maintain our capital at appropriate levels. Any current shareholder who wishes to subscribe for shares in this offering is not required to subscribe for a minimum number of shares. Any investor who is not currently a shareholder must subscribe for a minimum of 334 shares ($10,020), subject to our right to accept smaller subscriptions in our discretion. Subscriptions will be accepted, beginning at 8:00 a.m., central standard time, on Friday, December 8, 2006. Once made, a subscription may not be revoked. While this offering is open, we intend to invest the proceeds we receive in short-term, interest bearing accounts.
          We retain the right to accept or reject all or any part of a subscription. If rejected, the amount paid for the subscription or portion of the subscription which is rejected will be promptly refunded, without interest, to the subscriber. We will make a final decision as to which subscriptions to accept and which to reject within 10 days after the termination of the offering if we have not previously made such determination.
          Shares are being offered and sold exclusively by the officers and directors of Community First, Inc., and we have not engaged or agreed to pay any underwriter, broker-dealer or sales agent with regard to the sale of the shares.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
          The securities are not savings accounts, deposits or obligations of any bank, and are not insured by the FDIC or any other governmental agency.
The date of this prospectus is December 6, 2006.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. We are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

PROSPECTUS SUMMARY
     This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. Because it is a summary, it may not contain all of the information that is important to you or that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risk factors appearing elsewhere in this prospectus and review the documents incorporated by reference, including our financial statements and related notes, to understand this offering fully.
     Unless the context indicates otherwise, all references in this prospectus to “we”, “us” and “our” refer to Community First, Inc. and its subsidiaries, including Community First Bank & Trust, which we sometimes refer to as the bank, our bank or our bank subsidiary, on a consolidated basis.
History
          Community First, Inc. is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and became so upon the acquisition of all the voting shares of Community First Bank & Trust on August 30, 2002. We were incorporated under the laws of the State of Tennessee as a Tennessee corporation on April 9, 2002 and conduct substantially all of our activities through and derive substantially all of our income from our wholly-owned bank subsidiary.
          The bank commenced business on May 18, 1999, as a Tennessee-chartered commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation’s Bank Insurance Fund. The bank is regulated by the Tennessee Department of Financial Institutions and the FDIC. The bank’s sole subsidiary is Community First Title, Inc., a Tennessee chartered and regulated title insurance company. CFBT Investments, Inc. is a wholly-owned subsidiary of Community First Title, Inc. and is the parent of Community First Properties, Inc., which was established as a Real Estate Investment Trust pursuant to Internal Revenue Service regulations. The bank’s principal business is to accept demand and savings deposits from the general public and to make residential mortgage, commercial and consumer loans.
Operations
          We conduct our banking activities from our main office and two branch offices in Columbia, Tennessee, one branch office in Mount Pleasant, Tennessee, one branch office in Franklin, Tennessee and one branch office in Murfreesboro, Tennessee. The bank also operates ten automated teller machines in Maury County, Tennessee, two automated teller machines in Williamson County, Tennessee and one automated teller machine in Rutherford County, Tennessee.
          The bank offers a full range of depository accounts and services to both consumers and businesses. As of September 30, 2006, the bank’s deposit base totaled approximately $341,945,000 and included the following deposit categories: noninterest-bearing deposit accounts (8.6%); NOW and money market demand accounts (13.3%); other savings deposits (2.6%); time deposits of $100,000 or more (29.6%); and time deposits in amounts less than $100,000 (45.9%).
          The bank also makes secured loans and unsecured loans to individuals, partnerships, corporations, and other business entities. As of September 30, 2006, our loan portfolio consisted of commercial, financial and agricultural loans (12.9%), residential and commercial mortgage loans (81.9%), consumer loans (3.5%) and other loans (1.7%). The bank seeks to maintain a diversified loan portfolio, including secured and unsecured consumer loans, secured loans to individuals for business purposes, secured commercial loans, secured agricultural production loans, and secured real estate loans.
          As of September 30, 2006, we had total assets of $393,837,000, net loans of $325,943,000, deposits of $341,945,000 and shareholders’ equity of $26,154,000. For the nine months ended September 30, 2006, our net interest income was $9,106,000, our net income was $2,198,000 and our earnings per diluted share were $0.74.

Market Area and Competition
          The banking business is highly competitive. The bank’s primary market area consists of Maury, Williamson and Rutherford Counties, Tennessee. The bank competes with numerous commercial banks and savings institutions with offices in the bank’s market area. In addition to these competitors, the bank competes for loans with insurance companies, regulated small loan companies, credit unions, and certain government agencies. The bank also competes with numerous companies and financial institutions engaged in similar lines of business, such as mortgage banking companies, brokerage companies, investment banking firms and lending companies.
Management
          We believe that the experience of our officers and directors in our markets allow us to take advantage of the opportunities that our markets afford. Our management team includes the following senior officers:
          Marc R. Lively is our and the bank’s president and chief executive officer. Prior to joining the bank in 1999, Mr. Lively managed the Tennessee Corporate Banking Group of TransFinancial Bank in Nashville, Tennessee. He was first elected to the bank’s board of directors in 1999 and to our board of directors in 2002.
          Dianne Scroggins is our chief financial officer and vice president and chief financial officer of the bank. Ms. Scroggins serves on the Asset Liability Committee and the Investment Committee. Ms. Scroggins joined the bank in its organization phase in 1998. Prior to joining the bank, Ms. Scroggins served as assistant cashier from 1994-1997 and vice president in 1998 with Middle Tennessee Bank. She served in many areas at Middle Tennessee Bank, including manager of the credit card department, investment accountant, assisted the chief financial officer in the finance department and served on the Asset Liability Committee.
          Michael J. Saporito is senior vice president and chief operating officer of the bank and has held that position since September 2004. Mr. Saporito has 35 years of banking experience with several community banks. Prior to joining the bank, Mr. Saporito served as senior vice president and chief operation officer of Ohio Legacy Bank in Wooster, Ohio from 2003 to 2004. He served as senior vice president, chief operation officer and chief information officer of Commercial and Savings Bank in Millersburg, Ohio from 2001 to 2003 and senior vice president and senior operation officer of The Bank/First Citizens Bank in Cleveland, TN from 1996 to 2001.
          Carl B. Campbell is senior vice president and chief credit officer of the bank. Mr. Campbell serves on the bank’s loan committee. Prior to joining the bank in 2000, Mr. Campbell was an executive vice president with Mercantile Bank of Kentucky. Mr. Campbell has held various lending and credit management positions over the past 33 years.
          Roger D. Stewart is senior vice president and senior loan officer of the bank. Prior to joining the bank in May 2005, Mr. Stewart served as vice president and commercial team leader for the Tennessee Community Banking Group for U.S. Bank, N.A. since November 2000. Mr. Stewart has held various commercial lending positions over the past 18 years.
Location of Executive Offices
          The address of our principal executive offices is 501 South James Campbell Boulevard, Columbia, Tennessee 38401, and our telephone number is (931) 380-2265.

The Offering

Common stock offered by us	350,000 shares

Offering price	$30

Common stock to be outstanding after this offering	3,240,426 shares

Net proceeds	We anticipate that our net proceeds from the offering of our common stock will be approximately $10,450,000, after deducting the estimated expenses of $50,000.

Minimum/maximum subscription	A current shareholder is not required to subscribe for a minimum number of shares. Any investor who is not a current shareholder must subscribe for a minimum of 334 shares ($10,020), subject to our right to accept smaller subscriptions in our discretion. No maximum subscription has been established. We may reject, however, in whole or in part, any subscription, whether or not there are available shares, and we may determine, in our sole discretion, the allocation of shares to subscribers. We will make a final decision as to which subscriptions to accept and which to reject within 10 days after the termination of the offering if we have not previously made such determination.

Minimum offering	There is no minimum aggregate number of shares that must be sold in the offering. We intend to complete the offering if any valid subscriptions are received before the expiration of the offering. Our board of directors may also choose to close the offering on December 29, 2006, if not otherwise then expired, as to such number of shares as the board of directors deems necessary for us to maintain our capital at appropriate levels.

Expiration time	The offering will continue 120 days following the date on the cover of this prospectus, unless earlier terminated, or extended in the discretion of our board of directors for an additional thirty (30) days.

Use of proceeds	We intend to invest substantially all of the net proceeds in the bank as working capital to fund the bank’s future growth and for general corporate purposes.

Subscriptions irrevocable	Once your completed subscription agreement is received, you may not revoke your subscription. Your subscription funds will not be released by us or for our use or commingled with our funds unless your subscription is accepted and shares are to be issued to you with respect to your funds.

Additional options	Pursuant to the terms of his employment agreement, Marc Lively will be awarded an option to purchase that number of our shares of common stock as is equal to 3% of the total number of shares we sell in this offering.

These options will have an exercise price equal to an amount determined by our board of directors, which will not be less than the fair market value of our common stock on the date this offering is consummated. These options will vest ratably over the three-year period following the consummation of this offering.

Risk factors	See “Risk Factors” on page 6 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
     The number of shares of our common stock to be outstanding after this offering is based upon our shares outstanding as of September 30, 2006, assumes the sale of all of the shares offered and excludes a total of 153,369 shares exercisable under our stock option plans. Net proceeds assumes the sale of all of the shares offered after deducting estimated offering expenses.

Summary Consolidated Financial Data and Other Information
          The following table sets forth summary historical consolidated financial data from our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-KSB and incorporated by reference into this prospectus. Except for the data under “Performance Ratios” and “Asset Quality Ratios” and “Book Value,” the summary historical consolidated financial data as of December 31, 2005, 2004, 2003, 2002 and 2001 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from our audited consolidated financial statements and related notes, which were audited by Crowe Chizek and Company LLC. The summary historical consolidated financial data as of and for the nine months ended September 30, 2006, is derived from unaudited consolidated financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the nine months ended September 30, 2006, do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2006. Community First became a holding company for the bank on August 30, 2002, and for comparison purposes the following data as of and for the year ended December 31, 2001 represents the comparable data for the bank.

	Nine Months Ended	Year Ended
	September, 30,	December 31,
	2006	2005	2004	2003	2002	2001
	(In thousands, except per share data)
INCOME STATEMENT DATA:
Interest income	$18,406	17,305	12,593	10,000	$8,957	$8,384
Interest expense	9,300	7,006	4,272	3,819	3,837	4.431
Net interest income	9,106	10,299	8,321	6,181	5,120	3,953
Provision for loan losses	805	683	720	614	683	594
Non-interest income	2,371	2,356	2,107	1,936	1,399	1,120
Non-interest expense	7,638	8,146	6,329	5,451	4,600	3,901

Net income	$2,198	2,565	2,132	1,264	$750	$623

BALANCE SHEET DATA:
Total assets	$393,837	328,806	257,342	217,368	$173,955	$128,401
Total securities	36,314	30,330	27,867	29,181	18,563	21,745
Total loans, net	325,943	256,150	208,087	169,803	131,433	95,971
Allowance for loan losses	(4,048)	(3,268)	(2,740)	(2,249)	(1,773)	(1,328)
Total deposits	341,945	286,243	223,778	195,239	151,848	111,217
FHLB advances	15,000	8,000	8,000	5,000	6,000	4,000
Subordinated debenture	8,000	8,000	3,000	3,000	3,000	0

Total stockholders’ equity	$26,154	24,017	21,452	13,445	$12,152	$11,413

PER SHARE DATA:
Earnings per share - basic	$.76	.89	.78	.55	$.33	$.27
Earnings per share diluted	.74	.86	.75	.52	.31	.26
Book value	9.05	8.36	7.49	5.82	5.29	4.98

PERFORMANCE RATIOS:
Return on average assets (1)	.83	.90	.90	.67	.51	.56
Return on average equity (1)	11.86	11.38	11.37	10.10	5.89	5.63
Net interest margin (2)	3.62	3.81	3.64	3.43	3.71	3.78

ASSET QUALITY RATIOS:
Nonperforming assets to total loans	.17	.20	.45	.49	.33	.88
Net loan charge-offs to average loans	.01	.07	.12	.09	.21	.20
Allowance for loan losses to total loans	1.23	1.26	1.30	1.31	1.33	1.36

CAPITAL RATIOS:
Leverage ratio (3)	9.11	10.25	9.63	7.81	9.04	8.92
Tier 1 risk-based capital ratio	9.63	11.59	11.33	9.70	11.11	10.92
Total risk-based capital ratio	10.77	12.77	12.52	10.95	12.36	12.18

(1)	Annualized for nine months ended September 30, 2006.

(2)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.

(3)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

RISK FACTORS
          Any investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and all information contained in this prospectus, before you decide whether to purchase our common stock. The occurrence of any of the following risks or uncertainties described below could significantly and adversely affect our business, prospects, financial condition, and operating results. Additional risks and uncertainties not currently known to us, or risks that we currently deem immaterial, may also impair our business. In either event, the trading price of our common stock could decline and you may lose part or all of your investment.
Risks Related to Our Business and Industry
We are geographically concentrated in the Middle Tennessee area and changes in local economic conditions could impact our profitability.
          Our primary market area consists of Maury County, Tennessee. Earlier in 2006, we opened a new branch in Franklin, Tennessee in Williamson County and opened in October 2006 a branch in Murfreesboro, Tennessee in Rutherford County. Substantially all of our loan customers and most of our deposit and other customers live or have operations in this same geographic area. Accordingly, our success significantly depends upon the growth in population, income levels, and deposits in these areas, along with the continued attraction of business ventures to the area, and our profitability is impacted by the changes in general economic conditions in this market. In addition, unfavorable local or national economic conditions could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies.
Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.
          We intend to opportunistically pursue our growth strategy through de novo branching. We may also grow through the acquisition of branches or entire financial institutions. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development, including the following:
          Management of Growth. We may be unable to successfully:
•	maintain loan quality in the context of significant loan growth;

•	maintain adequate management personnel and systems to oversee such growth;

•	maintain adequate internal audit, loan review and compliance functions; and

•	implement additional policies, procedures and operating systems required to support such growth.
          Operating Results. There is no assurance that existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profitability. Our growth and de novo branching strategy necessarily entails growth in overhead as we add new offices and staff. Our historical results may not be indicative of future results or results that may be achieved as we continue to increase the number and concentration of our branch offices. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on our results of operations and financial condition could be more significant than would be the case for a larger company.
          Development of Offices. There are considerable costs involved in opening branches and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, our new branches can be expected to negatively impact our earnings for some period of time until the branches reach certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. We may be unable to accomplish future expansion plans due to lack of available satisfactory sites, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated acquisition costs or other factors. Finally, we have no assurance our new branches will be successful even after they have been established.
          Expansion into New Markets. Much of our recent and projected growth has been, and will continue to be, focused in the highly competitive Williamson County and Rutherford County, Tennessee markets. In these markets, we will initially have a smaller share of the deposits than our competitors, which include a wide array of financial institutions, including much larger, well-established financial institutions. Our expansion into these new markets may be unsuccessful if we are unable to meet customer demands or compete effectively with the financial institutions operating in these markets that currently maintain a greater percentage of market share than do we.
          Regulatory and Economic Factors. Our growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, failure to maintain appropriate capital or asset quality, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect our continued growth and expansion. Such factors may cause us to alter our growth and expansion plans or slow or halt the growth and expansion process, which may prevent us from entering certain target markets or allow competitors to gain or retain market share in our existing or expected markets.
          Failure to successfully address the above issues could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.
We could sustain losses if our asset quality declines.
          Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. A significant portion of our loans are real estate based or made to real estate based borrowers, and the credit quality of such loans could deteriorate if real estate market conditions decline. We could sustain losses if we incorrectly assesses the creditworthiness of our borrowers or fail to detect or respond to deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase, which could adversely affect our results of operations and financial condition.
An inadequate allowance for loan losses would reduce our earnings.
          The risk of credit losses on loans varies with, among other things, general economic conditions, real estate market conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan.
          Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon its estimate of probable incurred credit losses, using past loan experience, nature and value of the portfolio, specific borrower and collateral value information, economic conditions and other factors. A charge against earnings with respect to the provision is made quarterly to maintain the allowance at appropriate levels after loan charge offs less recoveries. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require us to increase the allowance for loan losses as a part of their examination process, our earnings and capital could be significantly and adversely affected.
Liquidity needs could adversely affect our results of operations and financial condition.
          We rely on dividends from the bank as our primary source of funds, and the bank relies on customer deposits and loan repayments as its primary source of funds. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. We rely to a significant degree on national time deposits and brokered deposits, which may be more volatile and expensive than local time deposits. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. In order to utilize brokered deposits and national market time deposits without additional regulatory approvals, we must remain well capitalized. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands.
Competition from financial institutions and other financial service providers may adversely affect our profitability.
          The banking business is highly competitive and we experience competition in each of our markets, particularly our Williamson and Rutherford County, Tennessee markets, where we have a small market share. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our primary market areas and elsewhere. Many of our competitors are well-established, larger financial institutions that have greater resources and lending limits and a lower cost of funds than we have.
Our business is subject to local real estate market and other local economic conditions.
          Any adverse market or economic conditions in the State of Tennessee may disproportionately increase the risk our borrowers will be unable to timely make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of September 30, 2006, approximately 81.9% of our loans held for investment were secured by real estate. Of this amount, approximately 32.2% were commercial real estate loans, 34.2% were residential real estate loans and 33.6% were construction and development loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the markets we serve or in the State of Tennessee could adversely affect the value of our assets, our revenues, results of operations and financial condition.
Changes in interest rates could adversely affect our results of operations and financial condition.
          Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In a period of rising interest rates, our interest expense, particularly deposit costs, could increase in different amounts and at different rates, while the interest that we earn on our assets may not change in the same amounts or at the same rates. Accordingly, increases in interest rates could decrease our net interest income. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.
Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.
          We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.
          Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.
Our key management personnel may leave at any time.
          Our success depends in large part on the ability and experience of our senior management. The loss of services of one or more key employees could adversely affect our business and operating results. We have an employment contract with Marc Lively, our president and chief executive officer.
Events beyond our control may disrupt operations and harm operating results.
          We may be adversely affected by a war, terrorist attack, third party acts, natural disaster or other catastrophe. A catastrophic event could have a direct negative impact on us, our customers, the financial markets or the overall economy. It is impossible to fully anticipate and protect against all potential catastrophes. A security breach, criminal act, military action, power or communication failure, flood, hurricane, severe storm or the like could lead to service interruptions, data losses for customers, disruptions to our operations, or damage to our facilities. Any of these could have a material adverse effect on our business and financial results. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.
We operate in a highly regulated environment and are supervised and examined by various federal and state regulatory agencies who may adversely affect our ability to conduct business.
          The Company is a bank holding company regulated by the Board of Governors of the Federal Reserve System. The bank is a state chartered bank and comes under the supervision of the Tennessee Department of Financial Institutions and the FDIC. The bank is also governed by the laws of the State of Tennessee and federal banking laws under the FDIC and the Federal Reserve Act. The bank is also regulated by other agencies including, but not limited to, the Internal Revenue Service, OSHA, and the Department of Labor. These and other regulatory agencies impose certain regulations and restrictions on the bank, including:
•	explicit standards as to capital and financial condition;

•	limitations on the permissible types, amounts and extensions of credit and investments;

•	requirements for brokered deposits;

•	restrictions on permissible non-banking activities; and

•	restrictions on dividend payments.
          Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. As a result, we must expend significant time and expense to assure that we are in compliance with regulatory requirements and agency practices.
          We also undergo periodic examinations by one or more regulatory agencies. Following such examinations, we may be required, among other things, to make additional provisions to our allowance for loan loss or to restrict our operations. These actions would result from the regulators’ judgments based on information available to them at the time of their examination. Our operations are also governed by a wide variety of state and federal consumer protection laws and regulations. These federal and state regulatory restrictions limit the manner in which we may conduct business and obtain financing. These laws and regulations can and do change significantly from time to time and any such change could adversely affect our results of operations.
We may be unable to satisfy regulatory requirements relating to our internal control over financial reporting.
          Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal control over financial reporting for the year ended December 31, 2007. Although we have prepared an internal plan of action for compliance, we have not completed the evaluation as of the date of this filing. Compliance with these requirements is expected to be expensive and time-consuming and may negatively impact our results of operations. Furthermore, we may not meet the required deadlines. If we fail to timely complete this evaluation, we may be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting.
Risks Related to an Investment in Our Common Stock
A public market for our common stock does not currently exist, and will probably not exist after the offering.
          While the common stock will be freely transferable by most shareholders, we do not expect that there will be a public market for trading the common stock following the offering. There has not been active trading in our common stock and we cannot be sure that an active or established trading market will develop following completion of the offering, or, if one develops, that it will continue, or whether the price of our common stock will be higher or lower than the offering price. The common stock will not be listed on The NASDAQ Global Market, the NASDAQ Capital Market or any other securities market upon completion of the offering.
          Even if a market maker should make quotations of our common stock, market makers are not required to maintain a continuous two-sided market and are free to withdraw firm quotations at any time. Even with a market maker, the limited size of this offering will impede the development of an active and liquid market for our common stock. You should carefully consider the limited liquidity of your investment in the shares.
The market price of our common stock may decline after the stock offering.
          The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there are no assurance purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.
Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.
          We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.
We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders.
          In order to maintain our capital at desired or regulatory-required levels, we may be required to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of common stock. We may sell these shares at prices below the public offering price of the shares offered by this prospectus, and the sale of these shares may significantly dilute your ownership as a shareholder. We could also issue additional shares in connection with acquisitions of other financial institutions.
The offering price does not necessarily reflect the fair market value of the common stock.
          We considered a number of factors in determining the offering price for the common stock, but principally looked to the price of recent trades known to have occurred. No independent third party or negotiations were involved in the determination of the offering price, and the price does not necessarily reflect the market value of our common stock. The price at which our common stock trades after the offering may be higher or lower than the offering price.

No underwriter has agreed to purchase any of the common stock and we may not be able sell all of the shares in the offering.
          The common stock is being sold through the efforts of our management and directors. Because the offering is not underwritten, there can be no assurance that any particular number of shares will be sold, we will have less capital to fund operations and growth, which could result in restricted or slower growth, slower expansion of activities and lower shareholder returns. We could be required to raise additional capital earlier than if all of the shares offered are sold.
We are limited by law and regulatory requirement in the amount of dividends we receive from the bank, which limit funds available to us to pay dividends to shareholders.
          The bank is currently our sole revenue producing operation. As a result, our ability to pay dividends, if our board of directors continues to choose to do so, depends on receiving dividends from the bank. We paid our first cash dividend in the second quarter of 2006. We may pay additional cash dividends in the future, but the decision to pay such dividends will be at the discretion of our board of directors. The amount of dividends, if any, that the bank may pay is limited by state and federal laws and regulations. Regulatory authorities may prohibit banks and bank holding companies from paying dividends, if it would be an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Under the Tennessee Banking Act, approval of the Commissioner of Financial Institutions is required for declaration of any dividends by the bank to us in excess of net income in the calendar year of declaration plus retained net income for the preceding two years.
Consummation of the offering is not subject to the receipt of subscriptions for a minimum number of shares, and if fewer than all of the offered shares are sold, we will not fully realize the benefits of an increase in the bank’s capital base.
          There is no minimum number of shares that must be sold in the offering and subscriptions, once received, are irrevocable. The offering may be completed even if substantially less than the total number of shares offered is sold. If this happens, our capital would not be increased to the extent it would be if all of the shares being offered were sold. This could result in our having to raise additional capital in the future to support the bank’s capital structure. Any necessary future equity or debt financing, if available at all, may be on terms that are not favorable to us and, in the case of equity financing, could result in dilution to your share ownership.
We can decide not to accept all or a part of your subscription and you may lose the ability to invest your funds while we hold your subscription funds.
          We will have broad discretion in determining which subscriptions to accept, in whole or in part, including if the offering is oversubscribed. In deciding which subscriptions to accept, we may consider, among other factors, the order in which subscriptions are received, a subscriber’s potential to do business with or to direct business to us, and the desire to have a broad distribution of stock ownership. As a result, a subscriber cannot be assured of receiving the full number of shares subscribed for, and may forego use of all or a portion of such subscriber’s funds pending allocation of available shares. The loss of use of some or all of these funds could result in you losing the ability to invest these funds while we are deciding whether or not to accept your subscription. We will make a final decision as to which subscriptions to accept and which to reject within 10 days after the termination of the offering if we have not previously made such determination.
Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.
          We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At September 30, 2006, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $8,000,000. Payments of the principal and interest on the trust preferred securities of our special purpose trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain of the statements made herein, including information incorporated herein by reference to other documents, are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target,” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation those described under “Risk Factors” in this prospectus and the following:
•	the effects of future economic or business conditions nationally and in our local market;

•	our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

•	credit risks of borrowers;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;

•	changes in accounting policies, rules and practices;

•	changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;

•	the effects of war or other conflict, acts of terrorism or other catastrophic events that may affect general economic conditions; and

•	other circumstances, many of which may be beyond our control.
          All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

USE OF PROCEEDS
          The proceeds to us from the sale of the common stock offered will be $10,500,000 if all of the shares being offered are sold, before deducting expenses of the offering, which are estimated at $50,000. We will invest substantially all of the net proceeds in the bank’s lending and investment activities associated with its expected continued growth.
DETERMINATION OF OFFERING PRICE
          The offering price has been determined by our board of directors after consideration of various factors which it deemed relevant, principally recent trades of our common stock. Neither our board of directors nor management has expressed an opinion or has made any recommendation as to whether anyone should purchase shares of common stock in the offering. Any decision to invest in our common stock must be made by you based upon your own evaluation of the offering in the context of your best interests.
          There can be no assurance that, following completion of the offering and the issuance of the shares, you will be able to sell shares purchased in the offering at a price equal to or greater than the offering price. Moreover, until certificates for shares of common stock are delivered, you may not be able to sell the shares of common stock that you have purchased in the offering.
PLAN OF DISTRIBUTION
          We are making this offering and will use members of our management and board of directors to assist us in the sale of these shares. These persons will receive no compensation for such services. We have not engaged or agreed to pay any consideration to any underwriter, broker-dealer or sales agent with regard to this offering. Our directors and officers are not authorized to make statements about us unless such information is set forth in this prospectus, nor will they render investment advice. None of our directors or executive officers are registered as securities brokers or dealers under the federal or applicable state securities laws. Because they are not in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws. In addition, any such activities of our directors and executive officers would be exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Substantially similar exemptions from registration are available under applicable state securities laws.
          We will begin accepting subscriptions at 8:00 a.m. central standard time on Friday, December 8, 2006, and the offering period for the shares will expire upon the earlier of the sale of all 350,000 shares of common stock or 120 days following the date on the cover of this prospectus at 5:00 p.m., central standard time, unless extended in the discretion of our board of directors for an additional thirty (30) days. We will promptly notify subscribers of any extensions. Our board of directors may also choose to close the offering on December 29, 2006, if not otherwise then expired, as to such number of shares as the board of directors deems necessary for us to maintain our capital at appropriate levels.
          We will have the sole right to accept offers to purchase shares and may reject any proposed purchase of shares in whole or in part. We reserve the right to withdraw, cancel or modify the offering of the shares at any time, without notice.

THE OFFERING
Director and Executive Officer Participation
          Our directors and executive officers have indicated to us that they anticipate that they will subscribe for a minimum of 66,667 shares ($2,000,010) in this offering.
Offering Period
The offering period for the shares will end when all of the shares of common stock are sold or 120 days following the date on the cover of this prospectus at 5:00 p.m., whichever will occur first. We may extend this date at our discretion for an additional thirty (30) days. We will promptly notify subscribers of any extensions. Our board of directors may also choose to close the offering on December 29, 2006, if not otherwise then expired, as to such number of shares as the board of directors deems necessary for us to maintain our capital at appropriate levels.
How to Participate in This Offering
Subscribers must follow the following procedure if participating in this offering:
          1. Complete, date and sign the subscription agreement which is included with this prospectus. Make sure you follow the instructions within the subscription agreement when completing it.
          2. Make a check payable to the order of “Community First, Inc.” in the amount of $30 times the number of shares you wish to purchase.
          3. Existing shareholders that subscribe for shares in this offering are not required to subscribe for a minimum number of shares. Those investors that are not existing shareholders may not subscribe for fewer than 334 shares ($10,020), subject to our right to permit smaller subscriptions in our discretion.
          4. Return the completed subscription agreement and check to:
Community First, Inc.
Attention: Dianne Scroggins
501 South James M. Campbell Blvd.
Columbia, Tennessee 38401
          5. Upon receipt of proper payment and a completed and duly executed subscription agreement, you will be entitled to receive a certificate representing the number of shares subscribed for, which will be validly issued, fully paid and nonassessable. Certificates will be mailed as soon as reasonably possible following receipt of payment and the completed subscription agreement.
          6. The subscription agreement is irrevocable.
Our Discretion
          We reserve the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the expiration date of this offering. We will notify all subscribers no later than ten (10) business days after the expiration date whether their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will also return the unaccepted portion of the subscription funds, without interest.

CAPITALIZATION
          The following table sets forth our capitalization and certain capital ratios as of September 30, 2006. Our capitalization is presented on an actual basis and on an adjusted basis to reflect the sale of 350,000 shares of our common stock in this offering and our receipt of $10,450,000 in estimated net proceeds from this offering, assuming a public offering price of $30 per share and after deducting the estimated expenses of the offering:

	September 30, 2006
	Actual	As Adjusted
	(Dollars in thousands, except per share data)
Long-term debt:
Junior subordinated debentures (1)	$8,000	$8,000

Shareholders’ equity:
Common stock, no par value; 5,000,000 shares Authorized: 2,890,426 issued and outstanding at September 30, 2006 – As adjusted: 3,240,426 issued and outstanding	18,142	28,592
Retained earnings (accumulated deficit)	8,126	8,126
Accumulated other comprehensive income (loss), net	(114)	(114)

Total shareholders’ equity	26,154	36,604

Total long-term debt and shareholders’ equity:	34,154	44,604

Book value per share (2)	$9.05	$11.30

Capital ratios:
Tier 1 leverage ratios (3)	9.11%	11.56%
Risk-based capital (4)
Tier 1 risk-based capital	9.63%	12.21%
Total risk-based capital	10.77%	13.32%

(1)	Consists of debt issued in connection with our trust preferred securities.

(2)	Actual book value per share equals total shareholders’ equity of $26,154,000, divided by 2,890,426 shares issued and outstanding at September 30, 2006. Book value per share as adjusted equals total shareholders’ equity of $36,604,000 (assuming net proceeds of this offering of $10,450,000), divided by 3,240,426 shares (assuming issuance and sale of 350,000 shares).

(3)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the quarter ended September 30, 2006. As adjusted calculation assumes that proceeds from offering would have been received as the last transaction for the quarter ended September 30, 2006.

(4)	The as adjusted calculation for the risk-based capital ratios assume that the proceeds from the offering are invested in assets which carry a 100% risk-weighting as of September 30, 2006.

PRICE RANGE OF OUR COMMON STOCK
          No public market exists for our common stock, and there can be no assurance that a public trading market for our common stock will develop. As of September 30, 2006, there were 1,876 holders of record of our common stock and 2,890,426 shares outstanding, without vested options. As of September 30, 2006, there were 153,369 shares of our common stock subject to outstanding vested options to purchase such shares.
          While there is no public market for our common stock, the most recent trade of our common stock known to us occurred on November 20, 2006 at a price of $30 per share. These sales are isolated transactions and, given the small volume of trading in our common stock, may not be indicative of its present value. Below is a table that sets forth the high and low prices of which we are aware for the relevant quarters during the 2004, 2005 and 2006 fiscal years:

	High	Low
2004
First quarter	$13.00	$12.50
Second quarter	$14.00	$12.50
Third quarter	$15.00	$13.00
Fourth quarter	$17.50	$14.50

2005
First quarter	$19.00	$13.00
Second quarter	$24.00	$19.00
Third quarter	$26.00	$22.00
Fourth quarter	$29.00	$25.00

2006
First quarter	$35.00	$20.71
Second quarter	$30.00	$27.00
Third quarter	$32.50	$29.00
Fourth quarter (through December 5, 2006)	$30.00	$30.00
The above 2004 and first quarter of 2005 prices have been adjusted to reflect a 2-for-1 stock split which occurred on May 9, 2005.
DIVIDEND POLICY
     Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. On April 18, 2006, we declared a shareholder dividend of $0.20 per share. This was the first cash dividend paid by us. Prior to this time, we had not paid cash dividends since we became the holding company for the bank, electing to retain our limited earnings to support growth. Future dividends will be subject to the discretion of our board of directors and will depend primarily upon the bank’s earnings, financial condition and need for funds, as well as applicable governmental policies and regulations. There can be no assurance that we will have earnings at a level sufficient to support the payment of dividends, or that we will in the future elect to continue to pay dividends.
     For a foreseeable period of time, the principal source of cash revenues to us will be dividends paid by the bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal and state banking laws, regulations and authorities. Under the Tennessee Banking Act, approval of the Commissioner of Financial Institutions is required for declaration of any dividends by the bank to us in excess of net income in the calendar year of declaration plus retained net income for the preceding two years. Further, the dividend policy of the bank is subject to the discretion of the board of directors of the bank and will depend upon such factors as future earnings, financial conditions, cash needs, capital adequacy and general business conditions.

     As a depository institution, the deposits of which are insured by the FDIC, the bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The bank is not currently in default under any of its obligations to the FDIC.
DESCRIPTION OF OUR CAPITAL STOCK
          We have the authority to issue 5,000,000 shares of common stock, no par value per share. As of September 30, 2006, 2,890,426 shares of our common stock were outstanding. As of the date of this prospectus, 792,000 shares of our common stock were reserved for issuance under our stock option plans. Our common stock is the only class of capital stock we are authorized to issue.
          Our president and chief executive officer’s employment agreement contains a provision which provides that if we issue shares of our common stock in a public or private offering for cash or for indebtedness of a third party (other than pursuant to an employee benefit plan or stock option plan or pursuant to a merger or acquisition agreement), we will grant to him additional options equal to 3% (three percent) of the number of shares so issued. These additional options will have the same vesting terms as options granted to him prior to the date of his employment agreement except as vesting is required to be adjusted to preserve the status of such options as incentive stock options. The exercise price of these additional options will be determined by our board of directors at the time that the new shares of common stock are issued, but will in no event be less than the fair market value of those shares on the date of issue. If we issue the full amount of shares we are offering pursuant to this prospectus, we will issue options to purchase an additional 10,500 shares to Mr. Lively that will vest ratably over the three-year period following the consummation of the offering.
          The following summary descriptions of selected provisions of our charter, bylaws, common stock and Tennessee Business Corporation Act are not complete. The summaries are subject to, and are qualified entirely by, the provisions of our charter and bylaws, all of which are included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and the Tennessee Business Corporation Act. You are encouraged to read our charter and bylaws.
Common Stock
          The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. Cumulative voting is not permitted for the election of directors or for any other purpose. Holders of common stock have no preemptive rights, and there are no conversion rights or redemption or sinking fund provisions with respect to shares of our common stock. All shares of our common stock being offered under this prospectus will be fully paid and not liable for further calls or assessment by us.
          All shares of our common stock will be entitled to share equally in dividends from legally available funds, when, as and if declared by our board of directors. If we were to voluntarily or involuntarily liquidate or dissolve, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders.
Classified Board of Directors
          Our charter provides that our board of directors is to be divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of having a classified board of directors is that only approximately one-third of the members of our board of directors are elected each year. As a result, two annual meetings are required for shareholders to change a majority of the members of our board of directors.
          The purpose of dividing the board of directors into classes is to facilitate continuity and stability of leadership by insuring that experienced personnel familiar with us will be represented on the board of directors at all times, and to permit management to plan for the future for a reasonable amount of time. However, by potentially delaying the time within which an acquirer could obtain working control of our board of directors, such provisions may discourage some potential mergers, tender offers or takeover attempts.

Tennessee’s Anti-takeover Provisions
          Provisions in Tennessee law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.
          Tennessee Business Combination Act. The Tennessee Business Combination Act provides that a party owning shares equal to 10% or more of the voting power of any class or series of the then outstanding voting stock of a “resident domestic corporation” is an “interested shareholder.” An interested shareholder also includes a party that is an affiliate or associate, as defined in the Tennessee Business Combination Act, of a “resident domestic corporation.” We are currently a resident domestic corporation within the meaning of this act. An interested shareholder cannot engage in a business combination with the resident domestic corporation unless the combination:
•	takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting stock of the resident domestic corporation; and

•	either is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies fairness conditions specified in the Tennessee Business Combination Act.
These provisions apply unless one of the following exemptions is available:
•	a business combination with an entity can proceed without delay when approved by the target corporation’s board of directors before that entity becomes an interested shareholder;

•	a business combination is exempt, if in its original charter or original bylaws, the resident domestic corporation elects not to be governed by the Tennessee Business Combination Act;

•	unless the charter of the resident domestic corporation provides otherwise, the Tennessee Business Combination Act does not apply to a business combination of a resident domestic corporation with, or proposed by or on behalf of, an interested shareholder if the resident domestic corporation did not have, on such interested shareholder’s share acquisition date, a class of voting stock registered or traded on a national securities exchange or registered with the securities and exchange commission pursuant to Section 12(g) of the Exchange Act; or

•	the resident corporation may enact a charter or bylaw amendment to remove itself entirely from the Tennessee Business Combination Act that must be approved by a majority of the shareholders who have held shares for more than one year before the vote and which cannot become operative until two years after the vote.
          We have not adopted a charter amendment or bylaw to remove ourselves from the Tennessee Business Combination Act.
          Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of its securities who has beneficially owned the securities for less than two years. We can, however, make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or if we make an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.
          Tennessee Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser’s shares of voting rights any time an acquisition of shares in a Tennessee corporation which has elected to be covered by the Tennessee Control Share Acquisition Act (which Community First, Inc. at this time has not) brings the purchaser’s voting power to one-fifth, one-third or a majority of all voting power. The purchaser’s voting rights can be restored only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser’s shares if the shares are not granted voting rights.
          The effect of these provisions may make a change of control of Community First, Inc. harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for our shares. They may also promote the continuity of our management by making it harder for you to remove or change the incumbent members of the board of directors.
Limitations on Liability and Indemnification of Directors and Officers.
          The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:
•	the director or officer acted in good faith;

•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;

•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.
          In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:
•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

•	the officer or director breached his or her duty of care to the corporation.
          Our charter and bylaws provide that, to the extent permitted by the Tennessee Business Corporation Act, we may indemnify, hold harmless and advance expenses to each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ours or is or was serving at our request as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, or employee or in any other capacity while serving as a director, officer or employed.
          Our charter and bylaws also allow us to purchase and maintain insurance to protect our directors, officers, agents and employees against any expense, liability or loss asserted against them or incurred by them. The insuring of the directors, officers, agents and employees is permitted whether or not we would have the power to indemnify that director, officer, agent or employee under our charter or the terms of the Tennessee Business Corporation Act.

MANAGEMENT
Directors and Executive Officers
     The following table sets forth information about our directors and executive officers as of September 30, 2006.

Name	Age	Position
Marc R. Lively (1) (2)	42	President and Chief Executive Officer
Eslick E. Daniel, M.D. (1)	64	Chairman of the Board of Directors
Dianne Scroggins	47	Chief Financial Officer
Michael J. Saporito	56	Senior Vice President and Chief Operating Officer
Carl B. Campbell	58	Senior Vice President and Chief Credit Officer
Roger D. Stewart	42	Senior Vice President and Senior Loan Officer
Randy Maxwell (3)	49	Director
H. Allen Pressnell, Jr. (1) (2)	61	Director
Dinah C. Vire (1) (2) (3)	55	Director
Fred C. White (1) (3)	64	Director
Roger Witherow (1) (2)	57	Director
Bernard Childress (1) (2)	51	Director
Stephen Walker (1) (2)	37	Director
Vasant Hari	58	Director

(1)	Member of the Compensation Committee of the board of directors

(2)	Member of the Personnel Committee of the board of directors

(3)	Member of the Audit Committee of the board of directors
     Marc R. Lively is our and the bank’s president and chief executive officer. Prior to joining the Bank in 1999, Mr. Lively managed the Tennessee Corporate Banking Group of TransFinancial Bank in Nashville, Tennessee. He was first elected to the bank’s board of directors in 1999 and our board of directors in 2002.
     Eslick E. Daniel, M.D. is chairman of our and the bank’s board of directors. He is a retired orthopedic surgeon and founder of Mid-Tennessee Bone and Joint Clinic, P.C. He was first elected to the bank’s board of directors in 1999 and our board of directors in 2002.
     Dianne Scroggins is our chief financial officer and vice president and chief financial officer of the bank. Ms. Scroggins serves on the Asset Liability Committee and the Investment Committee. Ms. Scroggins joined the bank in its organization phase in 1998. Prior to joining the bank, Ms. Scroggins served as assistant cashier from 1994-1997 and vice president in 1998 with the Middle Tennessee Bank. She served in many areas of Middle Tennessee Bank, including manager of the credit card department, investment accountant, assisted the chief financial officer in the finance department and served on the Asset Liability Committee.
     Michael J. Saporito is senior vice president and chief operating officer of the bank and has held that position since September 2004. Mr. Saporito has 35 years of banking experience with several community banks. Prior to joining the bank , Mr. Saporito served as senior vice president and chief operation officer of Ohio Legacy Bank in Wooster, Ohio from 2003 to 2004. He served as senior vice president, chief operation officer and chief information officer of Commercial and Savings Bank in Millersburg, Ohio from 2001 to 2003 and senior vice president and senior operation officer of The Bank/First Citizens Bank in Cleveland, TN from 1996 to 2001.
     Carl B. Campbell is senior vice president and chief credit officer of the bank. Mr. Campbell serves on the bank’s loan committee. Prior to joining the bank in 2000, Mr. Campbell was an executive vice president with Mercantile Bank of Kentucky. Mr. Campbell has held various lending and credit management positions over the past 33 years.

     Roger D. Stewart is senior vice president and senior loan officer of the bank. Prior to joining the bank in May 2005, Mr. Stewart served as vice president and commercial team leader for the Tennessee Community Banking Group for U.S. Bank, N.A. since November 2000. Mr. Stewart has held various commercial lending positions over the past 18 years.
     Randy Maxwell is assistant vice president for Investments of Tennessee Farmers Mutual Insurance Company. He was first elected to the bank’s board of directors in 1999 and to our board of directors in 2002.
     H. Allen Pressnell, Jr. is president and owner of Columbia Rock Products and the chief executive officer and owner of Industrial Contractors Inc. He was first elected to the bank’s board of directors in 1999 and to our board of directors in 2002.
     Dinah C. Vire manages a physician’s office. Ms. Vire was first elected to the bank’s board of directors in 1999 and to our board of directors in 2002.
     Fred C. White is currently a local businessman. He was formerly the co-owner of Smelter Service Corporation. He was first elected to the bank’s board of directors in 2000 and to our board of directors in 2002.
     Roger Witherow is president of Roger Witherow & Associates, Inc., a firm specializing in executive and employee fringe benefits. Mr. Witherow is a registered representative and sells securities through Thoroughbred Financial Services LLC. He was first elected to the bank’s board of directors in 2000 and to our board of directors in 2002.
     Bernard Childress is a former educator. He is currently the assistant executive director of the Tennessee Secondary School Athletic Association and is active in community activities through Leadership Maury County, the YMCA, the Rotary Club and the Maury Regional Hospital Advisory Board. He was first elected to the bank’s board of directors in 1999 and to our board of directors in 2002.
     Stephen Walker is the commercial property manager for Walker Family Limited Partnership and is active in the Columbia Main Street Corporation. He was first elected to the bank’s board of directors in 1999 and to our board of directors in 2002.
     Vasant Hari is an investor in the hospital industry. Mr. Hari also serves as director of Community First Title, Inc. He was first elected to the bank’s board of directors in 2000 and to our board of directors in 2002.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commissioner, or SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available on our website at http://www.cfbk.com.
     This prospectus, which is part of the registration statement, omits some of the information included in the registration statement as permitted by the rules and regulations of the SEC. As a result, statements made in this prospectus as to the contents of any contract or other document are not necessarily complete. You should read the full text of any contract or document filed as an exhibit to the registration statement for a more complete understanding of the contract or document or matter involved.
DOCUMENTS INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company and its finances:
(1)	The Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as amended;

(2)	The Registrant’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006; and

(3)	The Registrant’s Current Reports on Form 8-K filed January 23, 2006, February 2, 2006, April 18, 2006, July 20, 2006, July 26, 2006, October 25, 2006 and December 6, 2006.
     Notwithstanding the foregoing, information furnished under Items 2.01 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus or the accompanying registration statement.
     We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Dianne Scroggins, Community First, Inc., 501 South James Campbell Boulevard, Columbia, Tennessee, 38401 (931) 380-2265. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus. See also “Where You Can Find More Information.”
LEGAL MATTERS
     Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee.
EXPERTS
     The consolidated financial statements of Community First, Inc. as of December 31, 2005 and December 31, 2004, and for the years then ended have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Crowe Chizek and Company LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

350,000 Shares
Common Stock
PROSPECTUS
December 6, 2006